Exhibit 1

Harry Winston Diamond Corporation
Announces 3 Million Common Shares Private Placement Agreement

Toronto – March 10, 2008 –Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) today announced it has entered into agreements to sell, on a non-brokered private placement basis, 3 million common shares of the Corporation at CAN$25 per share. As no fees or commissions are payable on this transaction, net proceeds to the Corporation are expected to be CAN$75 million. This transaction will bring the issued and outstanding shares of the corporation to 61,372,091 million and represents a 5% dilution. Closing of the transaction is subject to TSX approval and is expected to occur on or before March 14, 2008.

The transaction was necessary for the Corporation to pursue a new credit facility for Harry Winston Diamond Corporation on satisfactory terms and conditions. Once completed, the new facility, together with proceeds from the abovementioned transaction and general cash-flow, are expected to fund the Corporation’s portion of the previously announced underground mine plan at the Diavik Diamond Mine. Diamond production from underground, scheduled to begin in 2009 and continue beyond 2020, will add significant NPV to the project as well as enhance mine life.

In addition to the private placement agreement, Harry Winston Inc., the Corporation’s diamond jewelry and watch retailer, recently completed a separate US$250 million five-year credit facility to self support the retail division’s operations and future salon expansion.

This press release contains certain information that may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts. Particularly, information about the expected closing of the private placement and the negotiation of new credit facilities is forward-looking information. Forward-looking information is based on certain factors and assumptions regarding, among other things, the ability to obtain all necessary approvals to complete the proposed private placement and the ability to arrange new credit facilities on terms and conditions satisfactory to it. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward looking-information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what is currently expected. These factors include credit market risks and other risks relating to the receipt of the necessary regulatory approvals and satisfaction of other conditions of closing. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, the Company is under no obligation and does not undertake to update this information at any particular time, except as required by law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:

Nancy Murray
212-245-2000
nmurray@harrywinston.com

Kelley Stamm
416.362.2237 EXT 223
kstamm@harrywinston.com